Exhibit 99.37
PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES FIRST QUARTER 2013 CONFERENCE CALL AND ADOPTION OF ADVANCE NOTICE BY-LAW

April 25, 2013 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX: CPG) plans to report its first quarter 2013 financial and operating results via news release at or before approximately 6 a.m. MT (8 a.m. ET) on Thursday, May 9, 2013. Crescent Point management will host a conference call at 10 a.m. MT (12 p.m. ET) on May 9, 2013, to discuss the results and outlook for the Company.

Participants can access the conference call by dialing 800-766-6630 or 416-695-6616. Alternatively, to listen to this event online, please enter http://www.gowebcasting.com/4299 in your web browser.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay. You can access the replay by dialing 800-408-3053 or 905-694-9451 and entering the passcode 5137044. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point’s website at www.crescentpointenergy.com.

Crescent Point also announces that its board of directors has approved the adoption of an advance notice by-law (the “By-law”), which requires advance notice to the Corporation in circumstances where nominations of persons for election as a director of the Corporation are made by shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Alberta) (the “Act”); or (ii) a shareholder proposal made pursuant to the provisions of the Act.

Among other things, the By-law fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid.

In the case of an annual meeting of shareholders, notice to the Corporation must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

Shareholders will be asked to confirm and ratify the By-law at the Corporation’s Annual General Meeting on May 30, 2013, and the By-law will not apply to the conduct of this meeting. A copy of the By-law has been filed and is available under the Company's profile at www.sedar.com.

The Corporation believes that adopting the By-law is considered to be good corporate governance. The By-law facilitates an orderly and efficient annual or special meeting process and it ensures that all shareholders receive adequate notice of director nominations with sufficient information with respect to all nominees. This allows the Corporation and its shareholders to evaluate the proposed nominees' qualifications and suitability as directors, which further allows shareholders to cast an informed vote for the election of directors.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll free (US & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6